Golden River Resources Corporation
                                                          A Delaware Corporation
                                              ----------------------------------
                                           Level 8, 580 St Kilda Road, Melbourne
                                                        Victoria 3004, Australia

                                              PO Box 6315, St Kilda Road Central
                                             Melbourne, Victoria 8008, Australia

                                                      Telephone: +61 3 8532 2860
                                                      Facsimile: +61 3 8532 2805
                                        Email: investor@goldenriverresources.com


October 15, 2008


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jill Davis, Esq.
         Mail Stop 7010

         Re:      Golden River Resources Corporation
                  Form 10-KSB for the Fiscal Year Ended June 30, 2006 Filed September 28, 2006
                  Form 10-KSB for the Fiscal Year Ended June 30, 2007 Filed September 27, 2007
                  Response letter dated September 17, 2008
                  File No. 000-16097


Ladies and Gentlemen:

On behalf of Golden River Resources Corporation, a Delaware corporation ("GRR" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated September 26, 2008 with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 and June 30, 2007(the "Form 10-KSB").. The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

Form 10-KSB for the Fiscal Year Ended June 30, 2007
---------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 5 Affiliate Transactions, page F-12
----------------------------------------

1. We note your esponse to prior comment number two from our letter dated May 20, 2008. Based on your response, it appears the loan from Wilzed Pty Ltd and subsequent extinguishment was made between related entities. As such, it appears the extinguishment of the loan should be treated as a capital transaction in accordance with footnote one of APB 26. We note your request to change your financial statements in future filing beginning with your Form 10-K for your fiscal year ended June 30, 2008.



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      In such report, please include the following:

            o Include a separate footnore describing the loan transaction, and the relationship between your company and Wilzed Pty Ltd; and

            o Revise your financial statements to reflect the extinguishment of the loan as a capital transaction , including the value of the warrants issued to Wilzed Pty Ltd as part of the loan settlement.

      The Company has filed its Form 10-K report for the year ended June 30, 2008 and has included the information requested in footnote 6.

Note 9 Issue of Options Under Stock Option Plan, page F-14
----------------------------------------------------------

2. Your response to comment number three provides an assessment of the impact of applying a proper volatility rate to options issued in November 2004. Please include within your Form 10-K for fiscal year ended June 30, 2008, the impact of this change in your Consolidated Statement of Stockholders Equity for the periods impacted. Also provide disclosure in the notes to your financial statements describing the reasons for the adjustment to stockholders equity.

      The Company has filed its Form 10-K report for the year ended June 30, 2008 and has included the information requested in the Statement of Stockholders Equity and footnote 2.

3. We note your response to prior comment number four. As you are required to present comparative financial statements in your Form 10-K for the fiscal year ended June 30, 2008, please restate your financial statements for the year ended June 30, 2007 to present the effects of the error identified in prior comment number four. Please ensure you label all financial statements affected by the error as restated, and include the disclosures required by paragraph 26 of SFAS 154 within the notes to your financial statements.

      The Company has filed its Form 10-K report for the year ended June 30, 2008 and has restated the financial statements for the year ended June 30, 2007 as requested and included the information required by paragraph 26 of SFAS 154.

      Please also consider the requirements of Form 8-K to determine if you need to file an Item 4.02 Form 8-K related to the non-reliance on previously issued financial statements.

      The Company filed a Form 8-K on October 3, 2008.

On behalf of the Company we hereby acknowledge the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.

Yours faithfully

/s/ Peter Lee

PETER LEE
Director, CFO & Secretary